UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on July 28, 2021.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

held on July 28, 2021]

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

July 28, 2021, at 5 p.m., held under the terms of art. 24, paragraph 4 of the Company's Bylaws.

Members in Attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; and (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto.

Matters discussed and resolutions:

  The Directors approved, pursuant article 28, item “p” of the Company’s Bylaws, the 10th (tenth) issuance, by Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), wholly-owned subsidiary of the Company, of debentures, non-convertible into shares, unsecured, with additional personal guarantee, in a Single Series for private placement to Vert Companhia Securitizadora (“Debentureholder” or “Securitization Company”, “Issuance” and “Debentures”, respectively), with the following characteristics and main conditions, that will be detailed and regulated in the Indenture (as defined below):

(a)	Total Amount of the Issuance: The total Issuance amount is up to R$ 960,000,000.00 (nine hundred and sixty million Reais), on the Issuance date, which is August 19, 2021 (“Issuance Date”). The amount may be reduced up to the final demand of the respective Certificates of Agribusiness Receivables (“CRA”) to which the Debentures will be linked, as provided in item "c" below, without the need for a General Meeting of Debenture Holders or a new corporate approval by Ipiranga and/or by the Company, provided that such change is duly formalized before the date of payment, upon the execution of an amendment to the Indenture and compliance with the formalities described therein;
(b)	Quantity: Up to 960,000 (nine hundred and sixty thousand) Debentures will be issued. The amount may be partially canceled, up to the final demand of the respective CRA to which the Debentures will be linked, as provided in item "c" below, without the need for a General Meeting of Debenture Holders or a new corporate approval by Ipiranga and/or by the Company, provided that such change is duly formalized before the date of payment, upon the execution of an amendment to the Indenture and compliance with the formalities described therein;

(c)	Binding to the Issuance of CRA: After the subscription of the Debentures, considering the fiduciary regime stablished by the Securitization Company, all amounts due to the Securitization Company as a consequence of the Debentures shall be bound to the single series of the 63rd (sixty-third) issuance of CRA of the Securitization Company, in the scope of securitization of credits of the agribusiness, as provided by Law 11,076, Law n.º 9,514, of November 20, 1997, as amended, CVM Instruction 400, CVM Instruction 600 and in terms of the “Securitization Term of Credit Rights of Agribusiness for the issuance of Real Estate Receivable of Agribusiness of the single series of the 63rd Issuance of Vert Companhia Securitizadora Backed by Credits of Agribusiness Due by Ipiranga Produtos de Petróleo S.A.." to be entered into between the Securitization Company and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (“CRA Trustee” and “Securitization Term”, respectively);
(d)	Unit Par Value: The unit par value of the Debentures will be of R$ 1,000.00 (one thousand Reais) in the Issuance Date (“Unit Par Value”);
(e)	Adjustment of the Unit Par Value: The Unit Par Value of the Debentures shall be monetarily adjusted, monthly, as of the first Date of Payment, by the variation of the Broad National Consumer Price Index, calculated and published by the Brazilian Institute of Geography and Statistics (“IPCA”), as per calculation provided in the Indenture (“Monetary Adjustment”), being the product of the Monetary Adjustment automatically incorporated into the Unit Par Value or balance of the Unit Par Value of the Debentures, as the case may be;
(f)	Amortization of the Debentures: The adjusted Unit Par Value of the Debentures will be fully redeemed by Ipiranga, in a single installment, at the Maturity Date;
(g)	Maturity Date of the Debentures: The maturity date of the Debentures will be on September 13, 2028 (“Maturity Date”), except for the events of early maturity or early redemption of Debentures, pursuant to the terms of the Indenture;
(h)	Compensation of the Debentures: On the Adjusted Unit Par Value of the Debentures, there will be remunerative interest equivalent to a certain percentage per year, based on 252 (two hundred and fifty-two) Business Days, to be defined in the procedure for collecting investment intentions to be conducted by the Coordinators, in the terms of article 23, paragraphs 1 and 2, and articles 44 and 45 of the CVM Instruction 400 (“Bookbuilding Procedure”), and, in any case, limited to (i) internal rate of return of the IPCA+ Treasury Public Bond with semiannual interest (NTN-B), maturing in 2028, published by ANBIMA on its page on the World Wide Web (www.anbima.com.br), to be determined at the closing of the Business Day immediately prior to the date of completion of the Bookbuilding Procedure, exponentially increased by a surcharge of 0.30% (thirty hundredths percent) per year; or (ii) 4.25% (four and twenty-five hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days, between items (i) and (ii) whichever is greater on the Business Day immediately prior to the Bookbuilding Procedure Date, calculated exponentially and cumulatively pro rata temporis for elapsed Business Days ("Compensation of the Debentures"), during each Capitalization Period (as defined below), in accordance with the formula provided for in the Indenture;
(i)	Payment of the Compensation of the Debentures: The Compensation of the Debentures shall be done semiannually, according to the table to be inserted in Exhibit I to the Indenture;

(j)	Default Charges: Without prejudice of the Compensation, upon payment delay of any pecuniary obligations related to the Debentures, the overdue and unpaid debts shall be increased by interest on arrears of one percent (1%) per month, calculated pro rata temporis, from the date of default to the effective payment date, as well as a non-compensatory fine of two percent (2%) on the amount due, regardless of any warning, notice, notification or judicial or extrajudicial notifications (“Default Charges”); and
(k)	Other characteristics: will be defined in the Indenture.

1.1.      The Board of Directors authorized the provision of guarantee, by the Company, in relation to the main and ancillary obligations, including, but not limited to, Compensation and Default Charges, to be undertaken by Ipiranga under the Issuance (“Guarantee”), which shall be valid in all its terms until the full payment of the secured obligations (under the Indenture). The Guarantee shall be irrevocably and irreversibly provided, and the Company undertakes the condition of guarantor and main payer, jointly and severally liable with Ipiranga, for the full payment on time of the total debt amount represented by the Debentures, plus the relevant compensation and applicable Default Charges, as well as the other pecuniary obligations provided in the Indenture. The Guarantee may be executed and demanded by the holder of the Debentures, on a judicial or extrajudicial basis, whenever necessary to ensure the full settlement of the secured obligations.

1.2.       The Company's Board of Executive Officers and the Board of Executive Officers of Ipiranga are hereby authorized to take any measures or formalities necessary and/or convenient to the implementation of the Issuance of the Debentures, the provision of Guarantee and/or the issue of the CRA, including, but not limited to: (a) negotiation of terms and conditions and execution of the “Instrument of Deed of the 10th (tenth) Issuance of Debentures, Non-convertible into Shares, in a Single Series, Unsecured, with Personal Guarantee, for Private Placement, of Ipiranga Produtos de Petróleo S.A.” (“Indenture”) and its amendments (including, but not limited to, the changes contained in items "a" and "b" of item 2 above); (b) negotiation of terms and conditions of the Guarantee, including regarding the waivers of certain legal rights of the Company, set forth in the draft of the indenture filed with the CVM on June 25, 2021; and (c) other ancillary acts, such as hedging, hiring or remunerating all service providers for the Issuance and/or the issue of CRA, including, but not limited to, Securitization Company, trustee, custodian, bookkeeper, settling Bank, legal counsel, separate equity accountant and separate equity auditor.

1.3.      The Directors ratified all acts already practiced in the name of Ipiranga and of the Company related to the resolutions above.

Notes: The resolutions were approved, with no amendments or qualifications, by all the Board members present. Ms. Ana Paula Vitali Janes Vescovi declared herself conflicted to vote and did not participate in the Meeting and in the discussions on the above resolutions.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all Directors present. Signatures: Pedro Wongtschowski – Chairman; Lucio de Castro Andrade Filho – Vice-Chairman; André Brickmann Areno – Secretary; Alexandre Teixeira de Assumpção Saigh, Flavia Buarque de Almeida, Jorge Marques de Toledo Camargo, José Galló, José Luiz Alquéres, José Maurício Pereira Coelho, Marcos Marinho Lutz and Otávio Lopes Castello Branco Neto, in the capacity of Board members.

I declare that this is a faithful copy of the minutes drawn up in the proper book.

André Brickmann Areno

Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on July 28, 2021)